Outcrop Gold Reports Results from and Status of Cauca Project Colombia

Vancouver, British Columbia--(Newsfile Corp. - November 19, 2019) - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") is pleased to provide an update on its Cauca project. Exploration work includes roadcut and trench sampling, mapping, reconnaissance prospecting, and local systematic channel sampling along road-cuts in areas with observed relatively higher epithermal vein density.

Importantly, cross-sectional and 3D model work support the concept that numerous currently undefined and unmodeled veins have the potential to add significant gold-silver-copper values to the La Custodia deposit.

The work indicates where future drilling should be focused. Importantly work provides a best orientation of core-holes to test a large epithermal vein system that overprints porphyry-style mineralization.

Exploration Work Objectives

The initial program was designed to understand the prevalent character and orientation of epithermal gold veins, and from that information design future drill tests in the designed pit. In the designed pit area, there are numerous historic core-hole intercepts of epithermal veins and veinlet zones. Sometimes multiple vein zones occur in a single core-hole. This is interpreted as parallel zones with possibly a predictable average spacing.

Surface work confirms a predominant northwest strike and sub vertical dips of the vein zones. This prevalent vein orientation can be used to begin to project vein segments based on existing intercepts in sections and a 3D model.

With a dominant vein orientation, the Company has initiated preliminary projection and modeling of the veins as well as a better estimate of vein zone true thickness. Because historic drilling is sparse, and wide-spread and rarely optimally oriented, Outcrop now can orient future drilling and have a higher probability of success in intercepting high-grade epithermal vein zones.

Significant mechanical trenching and drilling from scout level to delineation levels will be required to evaluate the epithermal veins. Drilling should first test the core area of higher-grade porphyry mineralization.

Note that all references to non-compliant NI 43101 block models, block model grades and designed pit shell referenced in the text and figures below are as reported extensively in Outcrop Gold news releases of June 13th, 2018 and April 25th, 2019.

General Objectives

1. Verify the potential that if numerous currently unprojected higher-grade epithermal vein zones in historic and future drilling are accurately modelled, that areas of 0.4 to 0.6 g Au Eq/t within Company built grade models in the designed pit shell could be enhanced by a factor of two or more.

2. Advance two identified targets north of La Custodia deposit that have equal potential but are poorly explored.

3. Attract a funding partner or strategic investment to advance and drill the Cauca project.

Cauca Geologic and Exploration Models:

The geologic model for La Custodia zone at Cauca is numerous bi-modal cross-cutting epithermal gold veins and sheeted vein and veinlet zones overprinting a low-grade copper-gold porphyry. Reconnaissance mapping (Figure 2) suggests that the La Custodia epithermal vein system is 2km wide and extends through and beyond the borders of porphyry-mineralization in all directions.

Outcrop relogging of critical core-holes and subsequent re-evaluation of historic core logs indicate that within thirty 100 to 200 m spaced core holes in the La Custodia zone, there are eighty-six epithermal vein-intercepts, with thirty-five of those intercepts over 3 g Au/t ranging from 3.25 g Au/t to 1095 g Au/t. in the same intercepts, silver values are up to 100 g Ag/t and copper values up to 2%.

For the thirty-five intercepts above, the weighted average grade is 8.1 g Au/t over 1.76 m after cutting the highest 1095 g Au/t intercept to 36 g Au/t. In addition to the thirty-five intercepts greater than 3 g Au/t, another fifty-one epithermal vein intercepts range from 1.7 g Au/t to 2.95 g au/t over 0.10 m to 2m.

The company cannot accurately determine true thicknesses of vein zones in core holes. But Outcrop surface mapping and trenching shows vein zones range from 0.15m to 2m in true width. The vein zones can be discrete veins or breccia veins, but sheeted veinlet packages of variable width are more common.

The previous operator of the Cauca Project provided a non NI43-101 compliant resource estimate for La Custodia of 31,000,000 tonnes at 0.506 g Au Eq/t in an optimized open-pit design that used 0.480 g Au/t cutoff. Cutoffs used gold only to create a greater than 0.300 g Au/t grade shell before block modeling.

Outcrop believes this work is of enough quality for the current stage of exploration but will need to be verified ultimately by a qualified third party before being be used for more advanced evaluations. Figure 5 shows typical long intercepts of low-grade porphyry mineralization within 20m by 20m by 10m grade blocks.

Sampling and Mapping

Sampling and mapping included detailed roadcut mapping and channel sampling and limited manually excavated trenching. Company exploration works continues to advance a better understanding of the geometry and density of epithermal vein zones which are the key to understanding mineralization on the Cauca project.

Mapping by the Company of roadcuts (Figure 3) shows local high vein density in dacite porphyry. One area mapped shows a 25m interval that contains 20 vein zones.

The La Custodia deposit is within a large cohesive gold in soils anomaly (Figure 1) that measures 2.5km by 1.5km. The soils are historic data compiled and contoured by the Company. Other gold in soil anomalies provide the Hueco Hondo and La Esperanza targets. Epithermal veins as wide as 0.5m outcrop in the La Esperanza whereas they do not outcrop in La Custodia. Hueco Hondo has poorly exposed epithermal vein that are inferred to represent a 0.75km wide vein system- probably trending predominantly northwest like La Custodia. The Company believes that La Esperanza and Hueco Hondo have similar potential to La Custodia and that they have seen very little systematic exploration.

La Esperanza
Hueco Hondo
La Custodia
Soils - Au (ppb)
DL
DL – 11
11 – 31
31 – 85
85 – 242
242 – 689
689 – 1,966
Veins
Sub-Circular Structure
Alignement
0 0.25 0.5 1 1.5 2
Km

Figure 1: The La Custodia target has a cohesive gold in soils anomaly that measures 2.5km by 1.5km.

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Figure 2: Mapping clearly indicates predominately northwest trending veins as a dominant vein direction. (for clarity veins not illustrated in the La Custodia drill pattern).

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Figure 3: Local high-density vein zones. These vein zones are not in the core area - but it can be inferred that high-grade vein zones in the core of La Custodia deposit have similar characteristics.

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Figure 4: A trench example with a complex vein zone with a larger northeast vein cross-cutting a northwest trending vein zone that measures 3m.

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Although limited and not optimally sited (due to surface access) trenching does indicate vein and veinlet zones commonly contain much higher values than surrounding porphyry-mineralization. Several trench samples were over 2 g Au/t and up to 6.49 g Au/t over 0.5m. This sampling in general conforms to epithermal intercept assays in the central La Custodia area.

Reconnaissance mapping, prospecting and data compilations demonstrate two significant features that support the Company exploration model. On a deposit-scale several northwest trending, high-density vein zones (sectors 1 -3 in Figure 6) were identified. Local characterization channel samples in these zones demonstrate higher values in vein zones than in porphyry-style mineralization (Table 2). Assays from vein zones are as high as 9.33 g Au/t over 0.3m. On a larger gold-system scale, reconnaissance mapping, data compilations, and lineament studies show (Figure 7) eleven inferred, northwest-trending higher density vein zones. Six of the eleven zones extend through the designed pit and may help focus future drilling both in the designed pit and block model, and general exploration of the greater La Custodia are, and the Cauca project. These zones extend up to 1.8km and appear to have a regular and predictable spacing; they show, that at all scales, northwest is a key vein trend. This information gained by the Company is a key to planning efficient future drilling.

Figure 5: Manual trenches were only local "spot checks" of veins. Mechanically excavated trenches are needed in subsequent programs.

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Table 1. Although limited and not optimally sited, trenching does indicate vein and veinlet zones that locally show higher values in veins.

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Figure 6: Reconnaissance mapped and projected deposit-scale higher density vein zones ("sectors" 1 though 3 correlating with Table 2. Composited drill-intercepts for La Custodia designed pit (delineated in black) and near pit are also illustrated. These drill-hole composites purposely correlate with 20m x 20m x 10m block model compositing.

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Table 2: Spot sampling in sectors with high density vein zones. The sector locations are on Figure 5 immediately above.

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Figure 7: Showing vein zone trends indicated by reconnaissance prospecting and lineament and mapping studies.

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Figure 8: g Au Eq/t block model (without vein zone projections) and design pit trace. Pit trace is 1km by 0.8km.

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Figure 8a

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.

Figure 9: Thirty-five of eighty-six epithermal vein zone intercepts greater than 3 g Au/t capped at 36 g Au/t average 8.1 g Au/t with an average drill intercept of 1.76 meters. There are an additional 51 vein zone intercepts between 1.75 and 3.0 g Au/t.

Casual inspection of the drill spacing, and orientation suggests the potential for many undrilled dominant northwest vein zones within the 0.4 to 0.6 g Au Eq/t core of the block model. Highest intercept is 1095 g Au/t with 100 g Ag/t.

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Figure 9a

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About 3D modeling

The Company believes that grade-modeling without incorporating epithermal veins inherently underestimates block-model grades in the La Custodia deposit. Outcrop's focus toward understanding the vein zone orientation and spatial distribution provides the key accurately modelling La Custodia deposit.

Figure 8 is a horizontal slice through the block grade model with no veins projected. Figure 9 is a projection to surface all epithermal vein zone intercepts greater than 2 g Au/t up to 1095 g Au/t recognized in core. The respective pit shells in Figure 8 and 9 corelate, so that the gold equivalent grade block model can be compared to the distribution of intercepts in core holes. Vein intercepts in the block-model are capped at 7 g Au/t and treated the same as porphyry-mineralization, therefore they currently have a relatively minor effect on overall grade estimations.

Current drill spacing in La Custodia is not adequate to model the vein zones accurately. Optimum testing of the predominate northwest trending, high-angle vein zones would require northeast and southwest oriented core holes perpendicular to the veins, few holes in the designed pit have optimum orientation to test epithermal vein zones.

Some observations of La Custodia are that lower-grade portions within the block model show northwest trends, but the higher- grade block model "contours" (0.4 g Au Eq/t to 0.6 Au Eq/t) do not. Many holes in the higher-grade core of the block model parallel the dominant northwest vein trend. It is possible that the northwest epithermal vein zones are particularly underrepresented in the core of the porphyry.

Based on drill spacing and orientation there are probably many vein zones un-drilled in La Custodia that could contribute significant gold-silver-copper values, depending on their density.

Cross-sections and 3D modeling suggest along strike the vein zones may be complex and irregular in detail but with more consistency down dip. The veins extend down dip to at least 400m.

For exploration purposes, and before the dominant northwest trend was recognized, Outcrop used eighty-six vein zone drill intercepts in 3D modeling software to create 40 "trial" vein segments with a dimension of 400 by 200m by 1m. All vein segments created used a gross average orientation and thickness and were strictly for the purpose to understand the potential effects of including vein zone in exploration stage modeling. The strict 1m limit to projected true vein width tended to lower vein zone drill- intercept grades due to assay dilution both internal and external to vein envelops. This trial vein modeling demonstrated that on average the veins zones have a gold assay grade twelve times the gold assay grades of porphyry-mineralization, and that at least locally and on a simple weighted average basis, there is the potential for vein zones to contribute significantly to the current 0.506 g Au Eq/t grade estimate in the La Custodia pit design. All significant metal values (gold-silver-copper) are elevated in the vein zones in contrast to surrounding porphyry mineralization.

Company modeling is completely for the purpose of exploration. Modeling results would have to be verified by an independent qualified person.

Some Conclusions Work to Date:

1. Outcrop gained critical knowledge, previously unknown, about predominant vein zone orientation.

2. The higher-grade (0.4 to 0.6 g Au Eq/t) core of the porphyry probably contains numerous undrilled epithermal vein zones that on a weighted average basis by volume could potentially enrich block-model grades.

3. Subsequent exploration should first focus in the 0.4 to 0.6 g Au Eq/t "core" of the porphyry with mechanical trenching followed by drilling properly oriented with respect to dominant northwest vein zone trends.

4. Trial vein modeling by the Company suggests there is good potential to raise the average grade of the grade model within the exploration stage designed pit.

Project Status

Current surface easements limited work to selected areas near but not within the central part of the porphyry-epithermal system. Still the Company attained valuable information for modeling La Custodia and exploring the Cauca project.

Outcrop Gold currently has the Cauca project on standby while looking for a funding partner. Outcrop's current treasury is being utilized to advance Santa Ana where local community and security environments are excellent.

QA/QC for sampling

Surface samples taken by Outcrop Gold were submitted to ALS Chemex in Medellin, Colombia for sample preparation and then sent to ALS Chemex Peru where gold was analyzed by Fire Assay (Au-ICP21) with 30g sample, and 51 elements analyzed by Aqua regia digestion (ME-MS 41).

It was internal protocol to submit standards, blanks, and a field sample duplicate and a preparation duplicate for each lot submitted or for approximately each fifty samples taken. Blanks and standards and duplicates values indicated acceptable lab accuracy for the exploration stage of the project. The QA/QC statement for work that predates Company work is stated in previous new releases noted above in the section "Exploration Work Objectives". Work that predates Company work is considered reliable at the current stage of exploration.

About the Cauca Project:

Cauca is an advanced gold-copper project in the Miocene-age mineral belt of southern Colombia - 47km south of the Cauca department capital Popayan - in the Almaguer Mining District - and consists of one title and one application for a total land area of 1,808 hectares. The application surrounds the title. Over 22,000 m of historic drilling define the La Custodia deposit and other targets defined by gold in soils or rock chip anomalies.

Whereas the previous operator of Cauca completed non NI43-101 compliant resource estimations and non NI43-101 economic evaluations including metallurgical testing and an optimized pit design, they did not attempt to model the higher-grade veins. Numerous intercepts in eighteen core-holes in La Custodia examined by the Company show that the veins have high-grade gold values and appear to be well distributed through the porphyry.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

Qualified person:

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43- 101 and President and CEO to the Company.

ON BEHALF OF THE BOARD OF DIRECTORS:

Joseph Hebert, Chief Executive Officer, and Qualified Person.

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company's ownership interest in the Property upon completion of the Transaction. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "potential", "we believe", or variations of such words and phrases or statements that certain actions, events or results "will" occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Outcrop will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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